SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Affluence Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00829V100

(CUSIP Number)

October 17, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00829V100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maple Leaf Capital Management LLC, 52-2104785
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 75,766,100
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 75,766,100
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,766,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00829V100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trillium Partners LP, 52-2104789
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 75,766,100
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 75,766,100
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,766,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00829V100	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Hicks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 75,766,100
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 75,766,100
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,766,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00829V100	13G	Page 5 of 8 Pages

Item 1(a). Name of Issuer:

Affluence Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1942 Broadway St., Suite 314C Boulder, CO 80302

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)	Trillium Partners LP, a Delaware limited partnership (“Trillium”); and

(iii)	Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 17210 Germano Court, Naples FL. 34110.

Item 2(c). Citizenship:

Trillium is a limited partnership organized under the law of Delaware. Maple Leaf is a limited liability company organized under the laws of Delaware. Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.00001 par value per share (the “Common Stock”)

Item 2(e). CUSIP Number:

00829V100

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 00829V100	13G	Page 6 of 8 Pages

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 765,415,156 shares of Common Stock issued and outstanding as of October 16, 2024.

*As of October 28, 2024, Trillium is the beneficial owner of (a) Issuer’s common stock in the amount of 24,535,149, (b) a convertible note in the aggregate principal amount equal to $689,486.00, convertible into Issuer’s common stock (the “Note”), and (c) warrants to purchase 25,000,000 shares of Issuer’s common stock (“Warrants”). The Note and Warrants may not be converted or exercised into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00829V100	13G	Page 7 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2024	TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks

CUSIP No. 00829V100	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: October 29, 2024	TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks